DECLARATION OF INTENT

Dated 3 March 2022

To:

POLESTAR AUTOMOTIVE HOLDING UK, LIMITED, a limited liability company incorporated under the laws of England and Wales (the “Company”)

By:

PSD Investment Ltd, a company incorporated under the laws of British Virgin Islands and an Affiliate (the “Shareholder”)

BACKGROUND

A.

In 2015, Volvo Car Group acquired the Polestar brand and thereafter established Polestar as a separate car manufacturer of fully electric cars. In 2018, Geely Holding acquired 50 percent of the Polestar group. A re-organisation of the Polestar group and the ownership structure was carried out in 2020, and in May 2020, the Shareholder and Snita Holding B.V. (which is wholly-owned by Volvo Car Group) established the joint venture company Polestar Automotive Holding Limited (the “Parent”) as the holding company of the Polestar group.

B.	In subsequent steps the shareholder base has been expanded to include other external investors.

C.

On September 27, 2021, the Company, the Parent as well as certain subsidiaries of the Parent (collectively with the Company and the Parent referred to as “Polestar”) and Gores Guggenheim, Inc., a Delaware corporation (“GGI”) entered into a Business Combination Agreement (as amended from time to time, the Business Combination Agreement”), which provides for, among other things, the combination of GGI and Polestar.

D.

Immediately prior to the closing of the Business Combination Agreement and the other transaction documents contemplated thereby, Parent will, and will cause Polestar to complete a reorganization, pursuant to which, among other things, the Parent’s subsidiaries will become wholly owned subsidiaries of the Company.

E.

At the closing of the Business Combination, the Company will issue ordinary shares to the Parent, GGI and certain other shareholders, including the Shareholder (if applicable). The ordinary shares and American Depositary Shares representing the ordinary shares will be registered with the United States Securities and Exchange Commission at the closing and from time to time thereafter. Upon such registration, American Depositary Shares representing such ordinary shares will be listed for trading on Nasdaq.

F.	At the closing of the Business Combination, the Shareholder will own approximately 42.7 percent of the issued and outstanding share capital of the Parent.

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G.

The Company anticipates that it will need to raise additional funds through equity or debt financings to support its continued growth based on its current business plan. Accordingly, the Company may seek to issue equity, equity linked or debt securities to the external market from time to time. The terms and conditions of any such offerings shall be determined at the time of any such offering.

H.

The Shareholder is the second largest shareholder in the Company and regards its investment in the Company as long-term and strategically important. The Shareholder together with Snita Holding B.V. strive to act as responsible owners and, accordingly the Shareholder declares its intention to participate in any potential offering of equity or equity linked securities by the Company from time to time, subject to the conditions set forth below.

1.	DECLARATION OF INTENT

1.1

The Shareholder, in the event of any future offering of equity or equity linked securities by the Company during the period from the date hereof until date of March 31, 2024 (the “Relevant Period”) to fund its continued growth as per its current business plan, hereby declares its intention to subscribe for its pro-rata share in such offering, subject to the following conditions:

1.1.1

the Shareholder’s direct and indirect aggregated beneficial interest in the issued and outstanding share capital of the Company or its share of votes in the Company shall not at any time exceed 49.5 percent;

1.1.2	Polestar shall actively seek appropriate debt financing and engage in raising capital from the market; and

1.1.3	the terms and conditions of any such offering shall be on market terms substantially identical or better than those offered to third party investors.

2.

It is noted that this is a declaration of intent and that any direct or indirect investment by the Shareholder shall be subject to: (i) final agreements between the parties detailing the terms and conditions of such future offering on market terms, the Shareholder’s subscription guarantee or subscription agreement and other relevant aspects and (ii) all necessary corporate and/or other regulatory approvals of the Shareholder being obtained.

3.

The Shareholder shall have no liability to the Company for any liabilities, losses, damages or costs incurred by the Company if the Shareholder does not participate in any such offering by the Company for any reason and including but not limited to any of the above reasons not being met.

3.	MISCELLANEOUS

3.1

It is noted that the key contents of this declaration of intent shall be disclosed by the Company in its registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission in connection with the business combination referred to above. The Company and the Shareholder shall have mutually agreed the form and content of such disclosure. The Company and the Shareholder shall otherwise observe confidentiality in respect of any other information that the Company and the Shareholder have obtained in conjunction with the execution of this declaration of intent.

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3.2	Amendments to this declaration of intent shall be made in writing and be signed by both parties.

3.3	This declaration of intent shall not be assignable by any of the parties without the prior written consent of the other party.

4.	GOVERNING LAW AND DISPUTES

4.1	This declaration of intent shall be governed by the laws of the People’s Republic of China.

4.2

Any dispute, controversy or claim arising out of or in connection with this declaration of intent, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in Shanghai, PRC by Shanghai International Economic and Trade Arbitration Commission (the “SHIAC”) in accordance with the then effective arbitration rules (the “SHIAC Arbitration Rules”). The arbitration tribunal shall consist of three (3) arbitrators to be appointed according to the SHIAC Arbitration Rules. The arbitration shall be conducted in English. The award of the arbitral tribunal shall be final and binding upon the parties.

4.3

The parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of all parties hereto. Notwithstanding the aforementioned, a party shall not be prevented from disclosing such information if the party is obliged to so disclose pursuant to statute, regulation, a decision by an authority, applicable stock exchange rules or similar.

Place and date:

PSD INVESTMENT LIMITED

_/s/ Li Shufu
Li Shufu, director

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